SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February 2010
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In January, 2010. the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( ) Board of Directors	( X) Management	( ) Fiscal Council		( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			7,101		0.0020	0.0012
ADR (*)	Preferred			306,746		0.1134	0.0497
Shares	Common			121,868		0.0352	0.0198
Shares	Preferred			710,999		0.2629	0.1152
Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	According to minute	Resignation	01	14,374	0.00	0.00
Shares	Preferred	According to minute	Resignation	01	72,068	0.00	0.00
Final Balance
Securities/ Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			7,101		0.0020	0.0012
ADR (*)	Preferred			306,746		0.1134	0.0497
Shares	Common			107,494		0.0310	0.0174
Shares	Preferred			638,931		0.2363	0.1036

(1)
When filing in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information,

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others,
(3)	Quantity multiplied by price,

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

(*)	Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In January, 2010, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and related persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council		( ) Technical and Consulting Committees
Initial Balance
Securities/ Derivatives	Securities Characteristics (2)				Quantity	%
						Same Class and Type	Total
Shares	Common				315,308,164	90.9732	51.1044
Shares	Preferred				125,978,694	46.5909	20.4183
ADR (*)	Preferred				0	0.0000	0.0000
Simple Debentures	2nd tranche, due in 6 years, of nominative, book entry, non-share convertible, subordinated debentures				1,309	1.0488	0.6338
Transactions in the month
Securities/ Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Credit Suisse	Buy	07	52,700	154.00	8,115,800.00
			Total Buy		52,700	8,115,800.00
Shares	Preferred	Transference	Buy	12	650	179.39	116,604.32
			Total Buy		650	116,604.32

Shares	Preferred	Itaú Corretora	Sell	13	650	179.50	116,675.00
			Total Sell		650	116,675.00
Final Balance
Securities/ Derivatives	Securities Characteristics (2)				Quantity	%
						Same Class and Type	Same Class and Type
Shares	Common				315,360,864	90.9884	51.1130
Shares	Preferred				125,978,694	46.5909	20.4183
ADR (*)	Preferred				0	0.0000	0.0000
Simple Debentures	2nd tranche due in 6 years, of nominative book entry, non-share convertible, subordinated debentures				1,309	1.0488	0.6338

(1)
When filing in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information,

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others,
(3)	Quantity multiplied by price,

Note:	These consolidated According to Minute must have information by group: Directors, Management (which have not been included in the Board of Directors), etc,

(*)	Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In January  2010, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group & related persons	( ) Board of Directors	( ) Management	(X) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		273	0.0001	0.0000
Final Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		273	0.0001	0.0000

(1)
When filing in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information,

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others,
(3)	Quantity multiplied by price,

Note:	These consolidated According to Minute must have information by group: Directors, Management (which have not been included in the Board of Directors), etc,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2010

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Nelson José Jamel
Nelson José Jamel Chief Financial and Investor Relations Officer